Regulatory Announcement

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Company	Morgan Crucible Co
TIDM	MGCR
Headline	Interim Management Statement
Released	07:00 12-Nov-08
Number	9590H07

RNS Number : 9590H
Morgan Crucible Co PLC
12 November 2008

Press Release
Interim Management Statement
The Morgan Crucible Company plc

The Morgan Crucible Company plc - Interim Management Statement

The Morgan Crucible Company plc ('Morgan Crucible'), the advanced materials company, today issues its Interim Management Statement for the period from 5th July 2008 to 11th November 2008 as required by the UK Listing Authority's Disclosure and Transparency Rules.

- The Group has continued to show positive year on year momentum in revenues and operating profits in the second half of 2008 on a constant currency basis

- At reported foreign exchange rates, full year revenue growth for 2008 is expected to be over 15% helped by a strengthening US dollar. Constant currency organic growth is expected to be around 5%

- The order book at the end of October remained healthy, at levels above the same period last year, and with close to 4 months visibility

- As a result, we expect to deliver performance for 2008 in line with expectations

- Our balance sheet remains strong with net debt well within covenant and facility levels

Commenting on the year to date performance and outlook for the full year, Mark
Robertshaw, Chief Executive Officer said:

"I am pleased with the progress we have continued to make in the second half of this year in the face of increasing macro economic headwinds. Unprecedented volatility in the global economy clearly makes it much more difficult to forecast demand accurately. However, our ongoing strategy of moving towards less economically cyclical markets has successfully reduced the Group's exposure to sectors which are coming under particular pressure such as Automotive, Consumer Goods and Semiconductors. Demand in markets such as Defence and Medical has remained strong which to date has offset the softening we have seen in some sectors which are more linked in to the general industrial cycle. In those markets where we have seen weakening demand we have taken decisive actions to reduce the cost base including selective headcount reductions. Going forward, we remain watchful and prepared to react swiftly to any other signs of slowdowns in our end markets as they emerge.

Our goal as a Group remains mid teen operating profit margins in good times and double digit in bad times. The general economic environment is clearly more difficult currently than it has been for many years but I remain confident that Morgan Crucible is a higher quality, more resilient business than in the past. As we look to the future, we are committed to demonstrating this quality and resilience over the coming months."

Carbon

Trading for the Carbon division in the second half is anticipated to show profit progression compared to the equivalent period last year.

Our electrical business is achieving sales levels slightly ahead of 2007 in Europe and the Americas, with good growth in Asia. Similarly, the mechanical business is showing overall year on year growth in demand for seals and bearings albeit with a

visible softening of market conditions in North America and Europe in recent weeks. Semiconductor demand, whilst a relatively small market for our Carbon division, has also seen deferrals of orders in the second half.

The "lock out" situation in one of our India facilities has been resolved, with the full workforce back in place from 1st November. The order book for our US armour business remains full for the balance of the year with significant progress made in addressing the capacity constraints that we had in the first half of 2008. Delays to the US military procurement programme for the next generation of US body armour, X-SAPI, still make it difficult at this point to forecast 2009 demand with certainty. The prospects for UK armour business look very encouraging with our NP Aerospace business having secured additional contracts from the UK Military with its order book strong through 2009.

Growth in high temperature insulating applications used in the solar industry remains robust, with the new capacity brought on line in the second and third quarters sold out well into next year.

Technical Ceramics

The Technical Ceramics division has continued to make good progress in the second half of the year with a healthy order book underpinning year on year revenue growth and further profit margin progression in 2008.

The division has continued to see strong demand in the Medical and Aerospace markets with the strength of these segments more than offsetting some softness in markets related to the construction industry and semi conductor equipment manufacture. As we announced in our interim results, we expect to see sales in the second half of next year from the introduction of a new generation of technology in hard disk drives ('HDD').

We have made further progress in rationalising the division's manufacturing footprint and cost base over the past twelve months with the consolidation of two small sites into larger existing facilities including the closure in the third quarter of this year of the Shanghai facility.

The businesses acquired earlier this year from Carpenter Technology Corporation continue to trade ahead of expectations in both sales and profits.

Insulating Ceramics

The Thermal Ceramics business has seen good trading year to date, with robust top line growth driven primarily by demand from emerging market economies. Though products manufactured and sold into these markets have seen inflationary pressure on input costs in 2008, this has been offset through operational efficiencies and pricing action to maintain margins. While Europe and North America revenues have been flat compared to last year, both regions are expected to deliver improved underlying profits through a combination of pricing and operational efficiencies.

There will be a small impact on second half profits for Thermal Ceramics from one-off costs associated with providing replacement product for a previous generation material utilised by a single customer in a niche application. Overall, we expect Thermal Ceramics to deliver year on year profit progression in 2008.

The order book remains at robust levels on the back of large project orders in the chemical and processing (CPI) and energy end-markets for delivery into Asia and the Gulf Region. The rollout of High Temperature Superwool™ production in North America and the worldwide launch of Superwool Plus™ are also both progressing well.

The Molten Metal Systems business has continued to trade well in the second half of 2008. The transfer of UK manufacturing to Germany and India will be completed by the year end. In addition our new manufacturing facility in China will commence trial production late in the fourth quarter of this year.

Financial Position

The balance sheet remains strong with our net debt well within covenant and facility levels. Over the past twelve months the Group's facility maturity profile has been significantly

extended due to the $350m, 10 year average duration, private placement debt put in place in December of last year.

The Group also has a $420m (£265m) 5 year committed syndicated bank facility which has just under 18 months to maturity. As at the end of October only £121m of this facility was drawn down leaving the Group with ample headroom and very comfortably within its covenant limits.

To provide a natural hedge against our significant proportion of non-sterling earnings, the majority of the Group's debt is held in dollars and to a lesser extent euros which will have an adverse translational impact on the sterling reported level of net debt at the year end.

The UK pensioner buy-in of over £160m of gross liabilities completed in March has significantly de-risked the balance sheet in terms of deficit volatility.

We expect the full year income statement charge for restructuring and other one-off items to be in the £10 million range in line with our previous guidance.

The translational impact of a strengthening US dollar has a significant benefit to our reported revenues and profits. Every 1 cent movement in the US dollar against Sterling represents approximately £300k of annualised profit to the Group.

Outlook

The Group has continued to make progress in the second half of the year in the face of an increasing level of macro economic turbulence which makes forecasting much more challenging than normal. Nevertheless, based on good year to date trading and a healthy current order book, performance for the full year is anticipated to be in line with expectations.

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ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

Regulatory Announcement

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Company	Morgan Crucible Co
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	10:58 13-Nov-08

RNS Number : 0939I
Morgan Crucible Co PLC
13 November 2008

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer THE MORGAN CRUCIBLE COMPANY PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006). (i) ABOVE
3.	Name of person discharging managerial responsibilities/director AMANDA WOODING	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest 1 A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 25p
7.	Name of registered shareholders(s) and,	8.	State the nature of the transaction

	if more than one, the number of shares held by each of them AMANDA WOODING		PURCHASE
9.	Number of shares, debentures or financial instruments relating to shares acquired 10,000	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0037%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction 100p	14.	Date and place of transaction 12TH NOVEMBER 2008
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 10,000 SHARES 0.0037%	16.	Date issuer informed of transaction 12TH NOVEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information N/A	24.	Name of contact and telephone number for queries MRS TRACEY BIGMORE

			TEL: 01753 837000

Name of authorised official of issuer responsible for making notification
MRS TRACEY BIGMORE
Date of notification 13TH NOVEMBER 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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